Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

April 26, 2021

Via EDGAR

Mr. Daniel Greenspan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Runway Growth Credit Fund Inc. – Preliminary Proxy Statement

Dear Mr. Greenspan:

On behalf of Runway Growth Credit Fund Inc. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company on April 16, 2021 regarding the Company’s preliminary proxy statement as filed with the SEC on April 9, 2021. Each of the Staff’s comments are set forth below and followed by the Company’s response. Where applicable, revisions to the preliminary proxy statement referenced in the below response are set forth in the Company’s definitive proxy statement filed with the SEC concurrently herewith (the “Proxy Statement”).

1.	Please be aware that the SEC has published guidance on virtual stockholder meetings.

Response: The Company acknowledges the Staff’s comment and confirms that holding it will hold the virtual Annual Meeting consistent with relevant SEC guidance. The Company respectfully advises the Staff that it has reviewed the SEC guidance, applicable Maryland law and the Company’s governing documents, including its charter and bylaws, and has determined that holding a virtual meeting is permissible thereunder. The Company respectfully refers the staff to Section 2-503(b)(1) of the Maryland General Corporation Law (“MGCL”), which provides, in relevant part, that if a board of directors is authorized to determine the place of a meeting of stockholders, the board of directors may determine that the meeting not be held at any place, but instead may be held solely by means of remote communication. The Company also respectfully refers the Staff to Section 1 of Article II of the Company’s bylaws, which authorizes the Company’s Board of Directors to determine the place at which a meeting of stockholders will be held and does not prohibit holding a stockholder meeting by remote communication.

2.	Please add a summary discussion of the changes to the management and incentive fee calculation to the introductory paragraph under the heading “Summary of Changes in the Amended Advisory Agreement.”

Response: The Company has revised page 25 of the Proxy Statement in response to the Staff’s comment.

3.	Please discuss supplementally why broker non-votes are deemed to be present at the Company’s annual stockholder meeting.

Response: The Company respectfully advises the Staff that broker non-votes are deemed to be present at the meeting because the Proxy Statement includes a vote to approve a “routine matter,” the ratification of the appointment of the Company’s auditors. A “broker non-vote” occurs when banks, brokers or others who hold shares in street name for a client return a proxy but provide no instruction as to how shares should be voted on a particular matter.

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Pursuant to the Securities Exchange Act of 1934, as amended, brokers are only permitted to vote shares held in street name for a client on routine matters. Because the Company has a “routine matter” on the agenda for approval at the Annual Meeting, the ratification of the appointment of the Company’s auditors, brokers are permitted to vote shares at the Annual Meeting and will therefore be deemed present at the Annual Meeting.

Under §2-506(a)(1) of the MGCL, a quorum is determined by counting the number of shares held by persons who are present “in person or by proxy.” A stockholder who is physically or virtually present at a meeting should be counted as “present” for purposes of determining the existence of a quorum, whether or not the stockholder votes. The same rule applies to a stockholder who is “present . . . by proxy . .. . .” That is, if a stockholder returns a properly executed proxy or otherwise authorizes a proxy (and the proxy holder attends the meeting or properly submits the proxy), he or she should be counted as present “by proxy,” whether he or she votes on all matters, only some matters or no matters at all.

Section 6 of the Company’s bylaws contains a corresponding provision: “At any meeting of stockholders, the presence in person or by proxy of the holders of shares of stock of the Corporation entitled to cast a majority of all the votes entitled to be cast (without regard to class) shall constitute a quorum at any meeting of the stockholders, except with respect to any such matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of stock, in which case the presence in person or by proxy of the holders of shares entitled to cast a majority of the votes entitled to be cast by each such class on such a matter shall constitute a quorum.”

Therefore, deeming a “broker non-vote” (i.e., a proxy provided with no instructions on how the shares should be voted) present at the Annual Meeting is consistent with the MGCL.

The Company supplementally advises the Staff that because the Company’s shares are offered privately, a majority of the Company’s shares are held directly by shareholders and not by brokers in street name. As such, “broker non-votes” are not expected to constitute a majority of the holders of shares present at the meeting.

4.	Please discuss supplementally the Company’s ability to adjourn the meeting without stockholder input when a quorum is not present.

Response: The Company advises the Staff that the MGCL expressly permits adjournment of a convened stockholders’ meeting to a later date, for any or no reason.

Consistent with the MGCL, Section 6 of the Company’s bylaws also contains a corresponding provision that provides the chairman of the meeting with broad authority to adjourn a meeting of stockholders: “If, however, such quorum is not present at any meeting of the stockholders, the chairman of the meeting shall have the power to (a) adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting or (b) conclude the meeting without adjournment to another date. If a meeting is adjourned and a quorum is present at such adjournment, any business may be transacted which might have been transacted at the meeting as originally notified.”

In addition, the Proxy Statement explicitly states that “[i]f a quorum is not present at the Annual Meeting, the person named as chair of the Annual Meeting may adjourn the meeting to permit further solicitation of proxies. The persons named as proxies will vote those proxies for such adjournment, unless marked to be voted against any proposal for which an adjournment is sought, to permit further solicitation of proxies. A stockholder vote may be taken on one or more of the proposals in this proxy statement prior to any such adjournment if there are sufficient votes for approval on such proposal(s).”

As a result, stockholders who execute a proxy are aware that the persons named as proxies may propose an adjournment and will have authorized the named proxies to adjourn the Annual Meeting.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

Cc:	Thomas B. Raterman, Runway Growth Credit Fund Inc.
Steven B. Boehm, Eversheds Sutherland (US) LLP